Exhibit 99.1

Central GoldTrust

Thursday February 12, 2009

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) AMEX – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations to December 31, 2008 and 2007 and net assets as at December 31, 2008 and 2007.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars)

	As at December 31,
	2008	2007
Net assets:
Gold at market	$135,592,210	123,546,031
Cash	147,728	58,249
Short-term deposits	2,937,792	2,347,380
Prepaid expenses and other	68,620	27,563
	138,746,350	125,979,223
Accrued liabilities	(148,837)	(124,642)
Net assets representing unitholders’ equity	$138,597,513	125,854,581

Represented by:
Capital
Units issued 4,279,500 (2007: 3,992,500)	$76,279,600	66,286,977
Retained earnings inclusive of
unrealized appreciation of holdings	62,317,913	59,567,604
	$138,597,513	125,854,581

Net asset value per Unit	$32.39	31.52

Net asset value per Unit
expressed in Canadian dollars	$39.66	31.15

Exchange rate: U.S. $1.00 = Cdn.	$1.2246	0.9881

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.
Net assets increased by $12,742,932 or 10.1% during the year to a total of $138,597,513.  The increase in net assets was attributable to the net proceeds of $9,992,623 from the public offering completed on February 12, 2008 and the increased market price of gold during the year.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars)

	Years ended December 31,
	2008	2007	2006
Income:
Interest	$89,771	101,672	57,286
Unrealized appreciation of holdings	3,539,252	29,002,560	15,084,106
	3,629,023	29,104,232	15,141,392
Expenses:
Administration fees	410,796	319,255	245,223
Safekeeping, insurance and bank charges	131,494	96,684	72,749
Auditors’ fees	125,050	41,266	52,424
Legal fees	74,081	48,646	48,522
Trustees’ fees and expenses	43,221	41,726	39,561
Regulatory filing fees	36,018	25,132	16,143
Unitholder information	21,320	18,492	13,701
Stock exchange fees	20,966	16,023	14,724
Registrar and transfer agent fees	14,196	14,059	11,506
Miscellaneous	541	786	394
Foreign currency exchange loss (gain)	1,031	774	(360)
Total expenses	878,714	622,843	514,587
Net income
inclusive of unrealized
appreciation of holdings	$2,750,309	28,481,389	14,626,805
Net income per Unit:
inclusive of unrealized
appreciation of holdings	$0.75	7.30	4.46

Net income of $2,750,309 for the 2008 fiscal year was 90.3% lower than the 2007 net income of $28,481,389.  The major component of this decrease was the lower amount of unrealized appreciation of holdings.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.  Audit fees increased significantly due to the additional preparation and audit required to comply with United States Sarbanes Oxley Legislation requirements.

The expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were 0.63% for fiscal 2008 compared with 0.61% in fiscal 2007.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At December 31, 2008, the units of Central GoldTrust were 97.8% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Alternext U.S.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).